UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Amendment No. 3
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

VALIDUS HOLDINGS, LTD.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Shares, par value $0.175
(Title of Class of Securities)
G9319H102
(CUSIP Number of Class of Securities)

Validus Holdings, Ltd.
Attention: Robert F. Kuzloski, Esq.
Executive Vice President and Chief Corporate Legal Officer
29 Richmond Road, Pembroke, Bermuda HM 08
(441) 278-9000
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:
Stephen F. Arcano, Esq.
Todd E. Freed, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
(212) 735-3000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$238,362,000	$16,996

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 7,945,400 common shares of Validus Holdings, Ltd. at a purchase price of $30.00 per share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$16,996
Form or Registration No.:	Schedule TO
Filing Party:	Validus Holdings, Ltd.
Date Filed:	November 8, 2010
☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Validus Holdings, Ltd., a Bermuda exempted company (“Validus” or the “Company”), on November 8, 2010, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on December 1, 2010, and Amendment No. 2 to the Schedule TO filed with the SEC on December 9, 2010 (collectively, the “Schedule TO”), in connection with the offer by Validus to purchase for cash up to 7,945,400 of its common shares, which includes voting common shares, par value $0.175 per share (the “Voting Common Shares”) and non-voting common shares, par value $0.175 per share (together with the Voting Common Shares, the “Shares”), at a price of $30.00 per Share, net to the seller, in cash, without interest, but subject to applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated November 8, 2010 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Tender Offer”), a copy of which was filed as
Exhibit (a)(1)(B) to the Schedule TO.
     The information in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.
     This Amendment No. 3 has been filed to correct certain typographical errors in the press release that was filed as Exhibit (a)(5)(B) to Amendment No. 2 to the Schedule TO filed with the SEC on December 9, 2010.
Item 12. Exhibits.

Exhibit No.	Description
(a)(5)(B)	Press release announcing preliminary results of the Tender Offer, dated December 9, 2010.

2

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VALIDUS HOLDINGS, LTD.

	By:	/s/ Joseph E. (Jeff) Consolino

	Name:	Joseph E. (Jeff) Consolino
	Title:	Executive Vice President and Chief Financial Officer

Date: December 9, 2010

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 8, 2010.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 8, 2010.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 8, 2010.*

(a)(1)(F)	Summary Advertisement, dated November 8, 2010.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release announcing the Tender Offer, dated November 4, 2010 (incorporated by reference from the Company’s Form 8-K filed with the SEC on November 4, 2010).

(a)(5)(B)	Press release announcing preliminary results of the Tender Offer, dated December 9, 2010.

(b)	None.

(d)(1)	Shareholders’ Agreement dated as of December 12, 2005 among Validus Holdings, Ltd. and the Shareholders Named Therein (incorporated by reference from Form S-1, SEC File No. 333-139989).

(d)(2)	Validus Holdings, Ltd. 2005 Amended & Restated Long-Term Incentive Plan (incorporated by reference from Form S-1, SEC File No. 333-139989).

(d)(3)	Form of Pre-IPO Restricted Share Agreement for Executive Officers (incorporated by reference from Form S-1, SEC File No. 333-139989).

(d)(4)	Form of Post-IPO Restricted Share Agreement for Executive Officers (bonus shares) (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 6, 2008).

(d)(5)	Form of Post-IPO Restricted Share Agreement for Executive Officers (LTIP grant) (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 6, 2008).

(d)(6)	Form of Restricted Share Agreement at Talbot Acquisition Date for Messrs. Atkin, Bonvarlet and Carpenter (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 6, 2008).

(d)(7)	Amended and Restated Restricted Share Agreement between Validus Holdings, Ltd. and Edward J. Noonan (incorporated by reference from Form S-1, SEC File No. 333-139989).

Exhibit No.	Description
(d)(8)	Amended and Restated Restricted Share Agreement between Validus Holdings, Ltd. and George P. Reeth (incorporated by reference from Form S-1, SEC File No. 333-139989).

(d)(9)	Stock Option Agreement between Validus Holdings, Ltd. and Edward J. Noonan (incorporated by reference from Form S-1, SEC File No. 333-139989).

(d)(10)	Stock Option Agreement between Validus Holdings, Ltd. and George P. Reeth (incorporated by reference from Form S-1, SEC File No. 333-139989).

(d)(11)	Form of Stock Option Agreement for Executive Officers prior to 2008 (incorporated by reference from Form S-1, SEC File No. 333-139989).

(d)(12)	Form of Stock Option Agreement for Executive Officers commencing in 2008 (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 6, 2008).

(d)(13)	Repurchase Agreement, entered into as of November 4, 2010, by and between Validus Holdings, Ltd. and the Aquiline Capital Partners entities listed on Schedule A thereto (incorporated by reference from the Company’s Current Report on Form 8-K, filed with the SEC on November 5, 2010).

(d)(14)	Repurchase Agreement, entered into as of November 4, 2010, by and between Validus Holdings, Ltd. and the New Mountain Capital, LLC entities listed on Schedule A thereto (incorporated by reference from the Company’s Current Report on Form 8-K, filed with the SEC on November 5, 2010).

(d)(15)	Repurchase Agreement, entered into as of November 4, 2010, by and between Validus Holdings, Ltd. and the Vestar Capital Partners entities listed on Schedule A thereto (incorporated by reference from the Company’s Current Report on Form 8-K, filed with the SEC on November 5, 2010).

(g)	None.

(h)	None.

*	Previously filed with the Schedule TO on November 8, 2010.